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                           July 21, 2021

       Gregg Clevenger
       Executive VP and CFO
       LiveVox Holdings, Inc.
       655 Montgomery St., Suite 1000
       San Francisco, CA 94111

                                                        Re: LiveVox Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 16, 2021
                                                            File No. 333-257969

       Dear Mr. Clevenger:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacey
Peikin at 202-551-6223 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Monica J. Shilling,
P.C.